Mail Stop 4561
Via Mail and Facsimile to (650) 403-5500

January 29, 2010

Mr. Umang Gupta, CEO
Keynote Systems, Inc.
777 Mariners Island Boulevard
San Mateo, CA 94404

>   **Re: Keynote Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2009**
>   **Filed December 11, 2009**
>   **Forms 8-K**
>   **Filed November 9, 2009 and January 21, 2010**
>   **File No. 000-27241**

Dear Mr. Gupta:

       We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Intellectual Property, page 11

1.   Please disclose the duration and effect of all patents, trademarks, licenses, franchises and concessions held. See Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 30

2.   Reference is made to your discussion under all subscription services revenue on page 32. We note some customers are billed on a monthly basis as opposed to being billed the entire subscription in advance. To the extent that the monthly billing contracts are firm orders to deliver services throughout the contract term (up to 1 year) and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company's backlog orders for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

3.   Although you list certain challenges for your business on page 31, please tell us how you considered expanding your discussion and analysis overview to include a more detailed discussion of known trends, demands, commitments, events and uncertainties. See Item 303(a)(3)(ii) of Regulation S-K. Disclosure decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the: consideration of financial, operational and other information known to you; identification, based on this information, of known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. MD&A is intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. See SEC Release Nos. 33-6835 and 33-8350.

4.   We note your disclosure on page 13 that to maintain and grow your revenue, you must achieve and maintain high customer renewal rates for your Internet and Mobile services, particularly your broadband/multipage and mobile services. Please tell us whether this is a key business metric considered by your management, and what consideration you gave to including a qualitative and quantitative discussion of your customers' renewal rate. In your response letter, please also tell us how you considered comment 1 of our comment letter dated February 13, 2008 (and your response thereto), in preparing your current disclosure.

5.   We note that your quarterly earnings call for the fourth quarter of 2009 discusses new customers that you added during the fiscal quarter. Please tell us whether this is a key business metric considered by your management, and what consideration you gave to including a qualitative and quantitative discussion of the impact of new customers.

Critical Accounting Policies and Estimates

Goodwill, Identifiable Intangible Assets, and Long-Lived Assets, page 34

6.	We note that your goodwill appears to be at risk of failing step one of your
impairment test as noted on page 64. Tell us how you considered disclosing any
material implications of uncertainties associated with the methods, assumptions
and estimates underlying your critical accounting policy disclosure pursuant to
Section V of Release No. 33-8350. In this regard, tell us how you have
considered disclosing the following:
- Percentage by which fair value exceeded the carrying value as of the date of
the most recent test;
- Description of methods and key assumptions used and how the key
assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions.
The discussion regarding uncertainty should provide specifics to the extent
possible; and
- Description of potential events and/or changes in circumstances that could
reasonably be expected to negatively affect the key assumptions.

Liquidity and Capital Resources, page 46

7.	Refer to the discussion of cash flows from operating activities on pages 46 and
47. We note your disclosures include an analysis of accounts receivable by
disclosing the days sales outstanding (DSO) but the reasons for changes in days
sales outstanding are not discussed in MD&A. Tell us your consideration to also
include a discussion regarding the reasons for the changes in accounts receivable
balances and changes in DSO, from period to period. Refer to Item 303(a)(1) of
Regulation S-K.

Note 1(A). Basis of presentation, page 57

8.	We note your revisions to the September 30, 2008 financial statements to correct
the classification of short-term investments and foreign exchange losses.
Considering you corrected these by restating the fiscal 2008 financial statements
without amending previously filed reports appears that you looked to the guidance
in SAB 108 and concluded that such revisions previously were and continue to be
immaterial to the prior year's financial statements. Please confirm and if true, tell
us how you determined these errors were not material to your fiscal 2008
financial statements. In this regard, provide your SAB 99 materiality analysis that
supports your conclusions. Please ensure your response addresses both the
quantitative and qualitative factors outlined in SAB 99 as well as any other
qualitative factors considered.

Note 1(B). Revenue recognition, page 58

9.   We note that the company considers a customer signed quote, contract, or equivalent document to be evidence of an arrangement. Please tell us if obtaining a signed quote and/or a signed contract are both customary practices of the company in order to have evidence of an arrangement. Tell us what an equivalent document represents and if that practice is also customary. Please tell us how you determined that there is evidence of an arrangement for revenue recognized under a quote or equivalent document. Specifically, explain the customer base for each type of arrangement, why different arrangements are used, if they are applied consistently, and how the accounting complies with ASC 985-605-25 (formerly paragraph 16 of SOP 97-2). Also, please confirm that all written contracts are signed by both the customer and the company before any revenue is recognized.

10.   We note that for certain professional services arrangements, you allocate and defer revenue for the undelivered items based on objective evidence of fair value of the undelivered elements and recognizes the difference between the total arrangement fee and the amount associated with the undelivered items as revenue. Please explain further which items in these arrangements are considered "undelivered" and tell us when you recognize revenue on the delivered portion of the arrangement. In this regard, it appears that both the subscription and consulting services would qualify as undelivered items. We further note that when sufficient objective evidence of fair value does not exist for undelivered items when subscription and professional services are combined, the entire arrangement fee is recognized ratably over the applicable performance period. Please describe the types of arrangements that qualify for separation versus those that do not and tell us how you applied the guidance in ASC 605-25-30 (formerly under EITF 00-21) in evaluating each deliverable to determine whether they qualify for separation

Note 9(B). Commitments and Contingencies, page 82

11.   We note that on September 10, 2009, the district court gave final approval to the global settlement agreement for the August 2001 litigation concerning your initial public offering. Please tell us the amount of the agreed upon settlement and explain further your consideration of ASC 450-20-25-2 and ASC 450-20-50-3 regarding your accounting for and disclosures of this litigation. Also, tell us how you considered the guidance in ASC 210-20-45 to evaluate your loss contingencies and insurance recoveries separately for accounting and disclosure purposes.

Item 11. Executive Compensation, page 89 (Incorporated by Reference From Proxy
Statement Filed January 28, 2010)

Compensation Discussion and Analysis, page 14

Elements of Compensation, page 15

Base Salary, page 15

12.   We note that you have disclosed the salaries for Messrs. Kaya and Loehlein in
        Euros. In future filings, consistent with your tabular disclosure, please list all
        compensation in dollars, and use a footnote to disclose the amount in Euros, the
        exchange rate utilized, and the date of the exchange rate utilized.

Cash Incentive Awards, page 15

13.   We note your statement that your Chief Executive Officer's bonus was based
        entirely on achieving corporate goals, while the other named executive officers'
        bonuses were tied to achieving personal management by objectives goals and
        corporate goals that are established by your Chief Executive Officer at the
        beginning of the fiscal year. It appears that the cash incentive awards for Messrs.
        Kratz, Kaya and Loehlein were based entirely on achieving their management by
        objectives goals. If applicable, please clarify this in future filings. If corporate
        goals accounted for a portion of the cash incentive awards for Messrs. Kratz,
        Kaya and Loehlein, please disclose the percentage attributable to achievement of
        corporate goals, similar to the disclosure you have provided for Mr. Hamer.

MBOs, page 16

14.   Please provide a more detailed description of the MBO goals for Mr. Hamer, how
        Mr. Gupta quantified Mr. Hamer's performance against such goals, and how Mr.
        Hamer's performance against such goals resulted in the amount he actually
        received.

15.   We note that you have not disclosed the revenue targets for Mr. Kraatz. Item
        402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the
        specific items of performance that are taken into consideration in setting
        compensation policies and making compensation decisions and how specific
        forms of compensation are structured and implemented to reflect these
        performance items. Please tell us whether you are relying on Instruction 4 to
        Item 402(b) of Regulation S-K to omit the performance targets and, if so, tell us
        whether you have a competitive harm analysis that supports your reliance on that
        instruction. If you are relying on Instruction 4, please tell us how you considered
        discussing the level of difficulty associated with achieving the undisclosed target

levels, similar to the disclosure you have provided for the targets applicable to Messrs. Kaya and Loehlein.

16.   We note your disclosure that although the revenue targets for Mr. Kraatz were not achieved, he was awarded discretionary cash payments of $25,000 based on a payment of a non-recoverable draw against his revenue target. Please provide a more detailed explanation of the basis for such discretionary cash payments.

Form 8-Ks filed November 9, 2009 and January 21, 2010

17.   We note your reconciliation of EBITDA includes stock-based compensation added back to GAAP net income (loss). Tell us how you considered the recently issued C&DI guidance (Question 103.01) and Item 10(e) of Regulation S-K such that measures that are calculated differently than those described as EBITDA, should be clearly distinguished from EBITDA in their title (i.e. adjusted EBITDA). Also, the definition of EBITDA included in your disclosures should be consistent with the actual measure included in the NON-GAAP reconciliation. Tell us how you intend to correct these disclosures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428, or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief